

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 1, 2017

<u>Via E-mail</u>
John Poyhonen
Chief Executive Officer
Senomyx, Inc.
4767 Nexus Centre Drive
San Diego, CA 92121

> **Re:** **Senomyx, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 27, 2017**
> **File No. 333-219507**

Dear Mr. Poyhonen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jonathan Burr at (202) 551-5833 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Charles J. Bair
Cooley LLP